Exhibit 1.01

Ultra Clean Holdings, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2025 to December 31, 2025

Introduction
This Conflict Minerals Report (this “Report”) for the reporting period from January 1, 2025 to December 31, 2025, has been prepared by Ultra Clean Holdings, Inc. (“UCT,” the “Company,” “we,” “us,” or “our”) in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended.
The Rule was adopted by the United States Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
Conflict minerals (“CMs”), also commonly referred to as “3TG,” include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold. The Rule requires SEC registrants to disclose information regarding the origin and sourcing of CMs that are necessary to the functionality or production of products they manufacture or contract to manufacture.
Pursuant to the Rule, if a registrant has reason to believe that CMs in its supply chain may have originated in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (collectively, the “Covered Countries”), or if it is unable to determine the origin of such minerals, it must perform due diligence and file a Conflict Minerals Report describing those efforts.
Based on the Company’s reasonable country of origin inquiry (“RCOI”) and due diligence processes, UCT has filed this Report.

Company Overview
Ultra Clean Holdings, Inc. is a leading developer and supplier of critical subsystems, components, parts, and ultra-high purity cleaning and analytical services primarily for the semiconductor industry. UCT offers its customers an integrated outsourced solution for major subassemblies, improved design-to-delivery cycle times, design for manufacturability, prototyping, part and component manufacturing, as well as tool chamber parts cleaning, coating, and micro-contamination analytical services.
The Company operates through two segments:
•Products – Design, engineering, and manufacturing of subsystems, components, and high-level assemblies such as gas delivery systems, fluid delivery systems, precision robotics, and process modules.
•Services – Ultra-high purity parts cleaning, recoating, surface encapsulation, and micro-contamination analysis.
For additional information regarding the Company’s business and products, refer to Item 1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2025.

Supply Chain Description and Scope
UCT is a downstream company and operates within a complex, multi-tiered global supply chain. The Company does not directly source raw minerals or purchase directly from smelters or refiners and is several tiers removed from upstream mining and processing activities.
The Company has determined that 3TG are necessary to the functionality or production of certain products.
Specifically:
•Tungsten is used in weldment processes
•Tin, tantalum, and gold are present in printed circuit boards, cable assemblies, and sub-tier components
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Accordingly, the products that the Company manufactures are subject to the reporting obligations of the Rule. The Company relied on its direct suppliers to provide information regarding the presence, origin, and processing of CMs within those products.

Due Diligence Framework
The Company’s due diligence measures are designed to conform, in all material respects, with the five-step framework outlined in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition).
OECD Step 1: Establish Strong Management Systems
UCT has implemented a Conflict Minerals (“CM”) compliance process that includes:
•A publicly available Conflict Minerals Policy outlining expectations for responsible sourcing
•An internal organizational structure to support supply chain due diligence and regulatory compliance
•Supplier communication processes to ensure awareness of Company requirements
•Mechanisms to ensure relevant information is escalated to personnel responsible for SEC reporting
The Company also utilizes industry-standard tools developed by the Responsible Minerals Initiative (RMI), including the Conflict Minerals Reporting Template (CMRT), to support data collection and transparency.
OECD Step 2: Identify and Assess Risks in the Supply Chain
UCT conducted a Reasonable Country of Origin Inquiry (RCOI) and due diligence by:
•Identifying suppliers whose components may contain 3TG
•Requesting suppliers to complete the CMRT to disclose smelter/refiner information and sourcing practices
•Evaluating supplier responses for completeness, consistency, and accuracy
•Comparing supplier-provided smelter data against RMI databases
Risk assessment focused on:
•Completeness of supplier responses
•Presence of identified smelters/refiners
•Alignment with responsible sourcing practices
OECD Step 3: Design and Implement a Strategy to Respond to Risks
To address identified risks, the Company:
•Conducted follow-ups with suppliers to resolve incomplete or inconsistent responses
•Requested updated or corrected CMRT submissions where necessary
•Continued supplier engagement to improve transparency and data quality
OECD Step 4: Independent Third-Party Audit of Supply Chain Due Diligence
As a downstream company, UCT does not directly audit smelters or refiners. Instead, the Company relies on third-party audit programs, specifically:
•The Responsible Minerals Assurance Process (RMAP) administered by the Responsible Minerals Initiative (RMI)
RMAP provides independent verification of smelter and refiner due diligence practices in alignment with OECD guidance.
The Company did not obtain an independent private sector audit of this Conflict Minerals Report.
OECD Step 5: Report on Supply Chain Due Diligence
UCT fulfills its reporting obligations through:
•Annual Form SD filing with the SEC
•Publication of this Conflict Minerals Report
•Public disclosure on the Company’s website at www.uct.com under “Corporate Governance.”

Due Diligence Measures Undertaken
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During the reporting period, the Company undertook the following specific due diligence measures:
•Communicated the Company’s conflict minerals policy and expectations to its direct suppliers.
•Surveyed the Company’s 200 active direct suppliers as of December 31, 2025 using the CMRT, requesting information on CMs in their respective supply chains, including the specific smelters and refiners processing those CMs.
•Analyzed CMRT survey responses for completeness and internal consistency, and followed up with suppliers to obtain more complete information where necessary.
•Compared information received from suppliers against data made available through the RMAP.
•Cross-checked combined supplier responses against the RMAP Conformant Smelter and Refiner List to identify facilities that have successfully completed independent third-party audits in accordance with the OECD Guidance.

Due Diligence Results
The Company received responses from approximately 77% of surveyed suppliers.
However, due to:
•The complexity of the supply chain
•Reliance on supplier-provided data
•Entity-level reporting practices
The Company was unable to determine the precise origin of all conflict minerals in its products.
Accordingly, the Company concluded that its products are “DRC conflict undeterminable.”
The Company identified smelters and refiners reported by suppliers and cross-checked them against the RMAP Conformant list. As of April 14, 2026, the Company’s supply chain included:
•93 gold refiners
•39 tantalum smelters
•53 tin smelters
•36 tungsten smelters
The Company was not able to definitively determine whether these smelters processed minerals used specifically in its products due to aggregated supplier reporting.

Continuous Improvement Efforts to Mitigate Risk
The Company has taken, and will continue to take, the following steps to mitigate the risk that its CMs financed or benefitted armed groups in the Covered Countries:
•Increase the response rate of suppliers to the Company’s information requests and improve the quality and specificity of data received.
•Actively monitor all existing suppliers and survey all new suppliers during the next compliance period.
•Encourage suppliers to increase the participation rate of smelters and refiners in the RMAP program.
•Contact smelters and refiners in suppliers’ supply chains directly (to the extent feasible) and encourage participation in the RMAP.
•Require completion of a CMRT declaration for all applicable suppliers at the time of supplier onboarding.
•Request suppliers to remove non-conformant smelters or smelters not participating in RMAP programs from their supply bases.
UCT will continue to collaborate with the Responsible Minerals Initiative (RMI) and other industry groups to support responsible sourcing practices and improve supply chain transparency.
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